Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING

ELECTION OF MEMBERS OF THE FIFTH SESSION OF THE BOARD AND THE SUPERVISORY COMMITTEE OF THE COMPANY

AND

DISTRIBUTION OF FINAL DIVIDEND

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) is pleased to announce the poll results in respect of the resolutions proposed at the annual general meeting held on Thursday, 28 May 2015 (the “AGM”). All resolutions were duly passed.

The Board further announces the composition of the fifth session of the Board of the Company.

It is expected that the final dividend of the Company for the year ended 31 December 2014 will be distributed on or about Friday, 21 August 2015; and for H Share shareholders via the Hong Kong Stock Connect, the final dividend is expected to be paid on or about Wednesday, 26 August 2015.

I.	VOTING RESULTS AT THE ANNUAL GENERAL MEETING

The AGM was held on Thursday, 28 May 2015 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China.

A total of 28,264,705,000 shares, representing 100% of the total issued share capital of the Company, were entitled to attend and vote on the resolutions proposed at the AGM (other than Resolution No. 17). In accordance with the relevant laws and regulations of the People’s Republic of China (the “PRC”), China Life Insurance (Group) Company holding 19,323,530,000 shares of the Company, representing approximately 68.37% of the total issued share capital of the Company, was required to abstain and had abstained from voting on Resolution No. 17. As a result, shareholders holding a total of 8,941,175,000 shares of the Company, representing approximately 31.63% of the total issued share capital of the Company, were entitled to attend and vote on Resolution No. 17 at the AGM. Save as above, there were no restrictions on any shareholder casting votes on any of the proposed resolutions at the AGM.

The shareholders and authorized proxies holding a total of 22,403,186,192 shares of the Company, representing 79.26% of the total voting shares of the Company, attended the AGM. The AGM was convened in accordance with the requirements of the applicable laws and regulations, the listing rules of the jurisdictions where the shares of the Company are listed, and the Articles of Association of the Company.

Total number of shareholders and authorized proxies attending the meeting	138
including: number of A Share shareholders	137
number of H Share shareholders	1
Total number of shares with voting rights	22,403,186,192
including: total number of shares held by A Share shareholders	19,367,609,650
total number of shares held by H Share shareholders	3,035,576,542
Percentage to the total number of shares with voting rights	79.26%
including: percentage of shares held by A Share shareholders	68.52%
percentage of shares held by H Share shareholders	10.74%

Note: The number of shareholders attending the meeting includes the shareholders who attended the onsite meeting and the A Share shareholders who attended the meeting by way of online voting.

The voting at the meeting was conducted by way of onsite voting and online voting, and was in compliance with the relevant provisions of the Company Law of the People’s Republic of China, the Shanghai Stock Exchange Implementation Rules for Online Voting at Shareholders’ Meeting of Listed Companies and the Articles of Association of the Company.

The AGM was chaired by Mr. Yang Mingsheng, the Chairman of the Board. Six out of the ten Directors of the Company attended the meeting, while Executive Director Mr. Miao Ping, Non-executive Director Mr. Zhang Xiangxian, and Independent Directors Mr. Bruce Douglas Moore and Mr. Huang Yiping were unable to attend due to other business commitments. Four out of the five Supervisors of the Company attended the meeting, while Supervisor Mr. Li Xuejun was unable to attend due to other business commitments. Certain members of the senior management and the Board Secretary also attended the meeting.

The poll results in respect of the resolutions proposed at the AGM are as follows:

Resolutions		For		Against		Abstain		Attending and Voting
		No. of shares voted	%	No. of shares voted	%	No. of shares voted	%	No. of shares
As ordinary resolutions
1	To consider and approve the report of the Board of Directors of the Company for the year 2014	22,374,061,837	99.869999	557,640	0.002489	28,566,715	0.127512	22,403,186,192
	The resolution was duly passed as an ordinary resolution.
2	To consider and approve the report of the Supervisory Committee of the Company for the year 2014	22,374,052,917	99.869959	559,685	0.002498	28,573,590	0.127543	22,403,186,192
	The resolution was duly passed as an ordinary resolution.
3	To consider and approve the financial report of the Company for the year 2014	22,373,976,432	99.869618	551,965	0.002464	28,657,795	0.127918	22,403,186,192
	The resolution was duly passed as an ordinary resolution.
4	To consider and approve the profit distribution plan of the Company for the year 2014	22,374,288,902	99.871013	295,140	0.001317	28,602,150	0.127670	22,403,186,192
	The resolution was duly passed as an ordinary resolution.
5	To consider and approve the remuneration of the Directors and Supervisors of the Company	22,350,172,974	99.763368	22,344,348	0.099737	30,668,870	0.136895	22,403,186,192
	The resolution was duly passed as an ordinary resolution.
6	To consider and approve the remuneration of auditors of the Company for the year 2014 and the appointment of auditors of the Company for the year 2015	22,369,850,224	99.851200	2,605,668	0.011631	30,730,300	0.137169	22,403,186,192
	The resolution was duly passed as an ordinary resolution.
7	To consider and approve the election of Mr. Yang Mingsheng as an Executive Director of the fifth session of the Board of Directors of the Company	22,305,276,690	99.562966	66,461,827	0.296663	31,447,675	0.140371	22,403,186,192
	The resolution was duly passed as an ordinary resolution.

Resolutions		For		Against		Abstain		Attending and Voting
		No. of shares voted	%	No. of shares voted	%	No. of shares voted	%	No. of shares
8	To consider and approve the election of Mr. Lin Dairen as an Executive Director of the fifth session of the Board of Directors of the Company	22,332,149,074	99.682915	39,589,928	0.176716	31,447,190	0.140369	22,403,186,192
	The resolution was duly passed as an ordinary resolution.
9	To consider and approve the election of Mr. Xu Hengping as an Executive Director of the fifth session of the Board of Directors of the Company	22,324,500,774	99.648776	47,244,168	0.210881	31,441,250	0.140343	22,403,186,192
	The resolution was duly passed as an ordinary resolution. The qualification of Mr. Xu Hengping as a Director of the Company is subject to the approval of the China Insurance Regulatory Commission (the “CIRC”).
10	To consider and approve the election of Mr. Xu Haifeng as an Executive Director of the fifth session of the Board of Directors of the Company	22,324,492,899	99.648741	47,247,853	0.210898	31,445,440	0.140361	22,403,186,192
	The resolution was duly passed as an ordinary resolution. The qualification of Mr. Xu Haifeng as a Director of the Company is subject to the approval of the CIRC.
11	To consider and approve the election of Mr. Miao Jianmin as a Non-executive Director of the fifth session of the Board of Directors of the Company	20,421,069,155	91.152522	1,929,783,565	8.613880	52,333,472	0.233598	22,403,186,192
	The resolution was duly passed as an ordinary resolution.
12	To consider and approve the election of Mr. Zhang Xiangxian as a Non-executive Director of the fifth session of the Board of Directors of the Company	22,260,472,924	99.362978	111,712,358	0.498645	31,000,910	0.138377	22,403,186,192
	The resolution was duly passed as an ordinary resolution.
13	To consider and approve the election of Mr. Wang Sidong as a Non-executive Director of the fifth session of the Board of Directors of the Company	22,260,471,359	99.362971	111,713,923	0.498652	31,000,910	0.138377	22,403,186,192
	The resolution was duly passed as an ordinary resolution.

Resolutions		For		Against		Abstain		Attending and Voting
		No. of shares voted	%	No. of shares voted	%	No. of shares voted	%	No. of shares
14	To consider and approve the election of Mr. Liu Jiade as a Non-executive Director of the fifth session of the Board of Directors of the Company	22,260,468,839	99.362960	111,713,368	0.498649	31,003,985	0.138391	22,403,186,192
	The resolution was duly passed as an ordinary resolution. The qualification of Mr. Liu Jiade as a Director of the Company is subject to the approval of the CIRC.
15	To consider and approve the election of Mr. Anthony Francis Neoh as an Independent Director of the fifth session of the Board of Directors of the Company	22,366,716,195	99.837211	7,519,207	0.033563	28,950,790	0.129226	22,403,186,192
	The resolution was duly passed as an ordinary resolution.
16	To consider and approve the election of Mr. Chang Tso Tung Stephen as an Independent Director of the fifth session of the Board of Directors of the Company	22,361,581,462	99.814291	12,505,260	0.055819	29,099,470	0.129890	22,403,186,192
	The resolution was duly passed as an ordinary resolution.
17	To consider and approve the election of Mr. Huang Yiping as an Independent Director of the fifth session of the Board of Directors of the Company	3,047,832,660	98.966653	2,737,762	0.088898	29,085,770	0.944449	3,079,656,192
	The resolution was duly passed as an ordinary resolution.
18	To consider and approve the election of Mr. Drake Pike as an Independent Director of the fifth session of the Board of Directors of the Company	22,371,393,215	99.858087	2,733,017	0.012199	29,059,960	0.129714	22,403,186,192
	The resolution was duly passed as an ordinary resolution. The qualification of Mr. Drake Pike as a Director of the Company is subject to the approval of the CIRC.
19	To consider and approve the election of Mr. Miao Ping as a Non Employee Representative Supervisor of the fifth session of the Supervisory Committee of the Company	22,166,697,956	98.944399	205,041,931	0.915236	31,446,305	0.140365	22,403,186,192
	The resolution was duly passed as an ordinary resolution. The qualification of Mr. Miao Ping as a Supervisor of the Company is subject to the approval of the CIRC. Please refer to the circular of the AGM dated 10 April 2015 for the biographical details of Mr. Miao Ping.

Resolutions		For		Against		Abstain		Attending and Voting
		No. of shares voted	%	No. of shares voted	%	No. of shares voted	%	No. of shares
20	To consider and approve the election of Mr. Shi Xiangming as a Non Employee Representative Supervisor of the fifth session of the Supervisory Committee of the Company	22,166,703,286	98.944423	205,045,916	0.915253	31,436,990	0.140324	22,403,186,192
	The resolution was duly passed as an ordinary resolution. Please refer to the circular of the AGM dated 10 April 2015 for the biographical details of Mr. Shi Xiangming.
21	To consider and approve the election of Ms. Xiong Junhong as a Non Employee Representative Supervisor of the fifth session of the Supervisory Committee of the Company	22,166,693,721	98.944380	204,907,641	0.914636	31,584,830	0.140984	22,403,186,192
	The resolution was duly passed as an ordinary resolution. Please refer to the circular of the AGM dated 10 April 2015 for the biographical details of Ms. Xiong Junhong.
As special resolutions
22	To grant a general mandate to the Board of Directors of the Company to allot, issue and deal with new H Shares of the Company of an amount of not more than 20% of the H Shares in issue as at the date of passing of this special resolution	20,121,338,349	89.814628	2,249,138,363	10.039368	32,709,480	0.146004	22,403,186,192
	The resolution was duly passed as a special resolution.
23	To consider and approve the overseas issue by the Company of RMB debt instruments for replenishment of capital	22,204,806,934	99.114504	170,445,408	0.760809	27,933,850	0.124687	22,403,186,192
	The resolution was duly passed as a special resolution.
As a supplemental special resolution
24	To consider and approve the proposed amendments to the Articles of Association of the Company	22,376,208,724	99.879582	8,146,368	0.036363	18,831,100	0.084055	22,403,186,192
	The resolution was duly passed as a special resolution. The amendments to the Articles of Association as referred to in this special resolution shall come into effect after the approval of the CIRC is obtained.

	For		Against		Abstain		Attending and Voting
Resolutions	No. of shares voted	%	No. of shares voted	%	No. of shares voted	%	No. of shares

Received relevant reports
To receive the duty report of the Independent Directors of the fourth session of the Board of Directors of the Company for the year 2014
To receive the report on the status of connected transactions and the execution of connected transactions management system of the Company for the year 2014

Pursuant to the relevant laws and regulations of the PRC, the Company announces the poll results of A Share shareholders who individually or in aggregate hold less than 5% of the shares of the Company in respect of Resolutions No. 3 to No. 5 and No. 7 to No. 18 proposed at the AGM as follows:

Resolutions		For		Against		Abstain
		No. of shares voted	%	No. of shares voted	%	No. of shares voted	%
As ordinary resolutions
3	To consider and approve the financial report of the Company for the year 2014	43,732,035	99.21	232,715	0.52	114,900	0.27
4	To consider and approve the profit distribution plan of the Company for the year 2014	43,728,335	99.20	236,415	0.53	114,900	0.27
5	To consider and approve the remuneration of the Directors and Supervisors of the Company	43,719,935	99.18	244,615	0.55	115,100	0.27
7	To consider and approve the election of Mr. Yang Mingsheng as an Executive Director of the fifth session of the Board of Directors of the Company	42,929,818	97.39	1,035,732	2.34	114,100	0.27

Resolutions		For		Against		Abstain
		No. of shares voted	%	No. of shares voted	%	No. of shares voted	%
8	To consider and approve the election of Mr. Lin Dairen as an Executive Director of the fifth session of the Board of Directors of the Company	42,929,818	97.39	1,035,932	2.35	113,900	0.26
9	To consider and approve the election of Mr. Xu Hengping as an Executive Director of the fifth session of the Board of Directors of the Company	42,929,818	97.39	1,035,932	2.35	113,900	0.26
10	To consider and approve the election of Mr. Xu Haifeng as an Executive Director of the fifth session of the Board of Directors of the Company	42,929,818	97.39	1,035,732	2.34	114,100	0.27
11	To consider and approve the election of Mr. Miao Jianmin as a Non-executive Director of the fifth session of the Board of Directors of the Company	27,324,895	61.98	16,640,855	37.75	113,900	0.27
12	To consider and approve the election of Mr. Zhang Xiangxian as a Non-executive Director of the fifth session of the Board of Directors of the Company	42,930,018	97.39	1,035,732	2.34	113,900	0.27
13	To consider and approve the election of Mr. Wang Sidong as a Non-executive Director of the fifth session of the Board of Directors of the Company	42,929,818	97.39	1,035,932	2.35	113,900	0.26
14	To consider and approve the election of Mr. Liu Jiade as a Non-executive Director of the fifth session of the Board of Directors of the Company	42,929,818	97.39	1,035,932	2.35	113,900	0.26

Resolutions		For		Against		Abstain
		No. of shares voted	%	No. of shares voted	%	No. of shares voted	%
15	To consider and approve the election of Mr. Anthony Francis Neoh as an Independent Director of the fifth session of the Board of Directors of the Company	42,977,268	97.49	988,282	2.24	114,100	0.27
16	To consider and approve the election of Mr. Chang Tso Tung Stephen as an Independent Director of the fifth session of the Board of Directors of the Company	42,977,268	97.49	988,282	2.24	114,100	0.27
17	To consider and approve the election of Mr. Huang Yiping as an Independent Director of the fifth session of the Board of Directors of the Company	42,977,268	97.49	988,482	2.24	113,900	0.27
18	To consider and approve the election of Mr. Drake Pike as an Independent Director of the fifth session of the Board of Directors of the Company	42,977,268	97.49	988,282	2.24	114,100	0.27

The full text of the resolutions other than Resolution No. 24 is set out in the circular and notice of the AGM dated 10 April 2015, and the full text of Resolution No. 24 is set out in the supplementary circular and supplementary notice of the AGM dated 8 May 2015.

Computershare Hong Kong Investor Services Limited, the Company’s H Share registrar, in conjunction with King & Wood Mallesons, the Company’s PRC legal advisers, acted as scrutineers for the vote-taking at the AGM.

II.	ELECTION OF DIRECTORS OF THE FIFTH SESSION OF THE BOARD OF THE COMPANY

Following the approval by the shareholders of the Company at the AGM, Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Xu Hengping and Mr. Xu Haifeng have been elected as Executive Directors of the fifth session of the Board, Mr. Miao Jianmin, Mr. Zhang Xiangxian, Mr. Wang Sidong and Mr. Liu Jiade have been elected as Non-executive Directors of the fifth session of the Board, and Mr. Anthony Francis Neoh, Mr. Chang Tso Tung Stephen, Mr. Huang Yiping and Mr. Drake Pike have been elected as Independent Directors of the fifth session of the Board. The qualification of each of Mr. Xu Hengping, Mr. Xu Haifeng, Mr. Liu Jiade and Mr. Drake Pike as a Director is still subject to the approval of the CIRC.

Please refer to the circular of the AGM dated 10 April 2015 for the biographical details of the above Directors.

III.	ELECTION OF EMPLOYEE REPRESENTATIVE SUPERVISORS OF THE FIFTH SESSION OF THE SUPERVISORY COMMITTEE OF THE COMPANY

At the first meeting of the second session of the employee representative meeting of the Company, Mr. Zhan Zhong and Ms. Wang Cuifei have been elected as Employee Representative Supervisors of the fifth session of the Supervisory Committee of the Company. The qualification of each of Mr. Zhan Zhong and Ms. Wang Cuifei as a Supervisor is still subject to the approval of the CIRC.

The biographical details of Mr. Zhan Zhong and Ms. Wang Cuifei are set out below:

Mr. Zhan Zhong, born in 1968, has been serving as the General Manager of the Personal Insurance Division of the Company (general manager level of provincial branches) since July 2014. Mr. Zhan served as the General Manager of the Company’s Qinghai Branch from January 2014 to June 2014. Mr. Zhan joined the Company in November 1994, and has successively served as the General Manager of the Personal Insurance Division of the Company’s Guangdong Branch, Assistant General Manager of the Company’s Guangdong Branch, Deputy General Manager (responsible for daily operations) and General Manager of the Personal Insurance Division of the Company and Deputy Secretary of the Party Committee and Deputy General Manager (responsible for daily operations) of the Company’s Qinghai Branch. Mr. Zhan graduated from Kunming Institute of Technology with a bachelor’s degree in computer and automation.

Ms. Wang Cuifei, born in 1964, has been serving as the General Manager of the Customer Service Department of the Company since September 2014. Ms. Wang served as the General Manager of the Sales Inspection Department of the Company from March 2009 to August 2014. Ms. Wang joined the Company in July 2001, and has served successively as the person-in-charge (deputy director level) and General Manager (division level) of the Training Management Division of the Brokerage Agency Department, Deputy General Manager of the Bancassurance Department and Deputy General Manager (responsible for daily operations) of the Sales Inspection Department of the Company. Ms. Wang graduated from the Party School of the Central Committee of CPC with a bachelor’s degree in economic management.

Each of Mr. Zhan Zhong and Ms. Wang Cuifei will enter into a service contract with the Company. The term of office of Mr. Zhan Zhong and Ms. Wang Cuifei shall be effective on the date of approval by the CIRC and end on the expiry of the term of the fifth session of the Supervisory Committee. They are eligible for re-election upon expiry of their term.

As Employee Representative Supervisors of the Company, Mr. Zhan Zhong and Ms. Wang Cuifei will not receive any supervisor’s fee from the Company but will receive corresponding remuneration in accordance with their positions in the Company, including salary, bonus and allowance. The remuneration of the Employee Representative Supervisors is determined by reference to their duties and responsibilities based on the relevant remuneration system of the Company.

Save as disclosed above, Mr. Zhan Zhong and Ms. Wang Cuifei have not held any directorships in other listed public companies in the last three years, do not hold any other position with the Company or any of its subsidiaries, and are not connected with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Zhan Zhong and Ms. Wang Cuifei do not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Further, there is nothing in respect of the election of Mr. Zhan Zhong and Ms. Wang Cuifei that needs to be disclosed pursuant to Rules 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is there anything that needs to be brought to the attention of the shareholders of the Company.

IV.	RETIREMENT OF DIRECTORS OF THE COMPANY

As the term of office of Mr. Miao Ping and Mr. Bruce Douglas Moore ended on the expiry of the term of the fourth session of the Board, they retired as Directors of the Company at the conclusion of the AGM. Mr. Miao Ping and Mr. Bruce Douglas Moore have confirmed that they have no disagreement with the Board and that there is no matter relating to their retirement that has to be brought to the attention of the shareholders of the Company. The Board expresses its sincere gratitude to Mr. Miao Ping and Mr. Bruce Douglas Moore for their contribution to the Company during their tenure.

V.	DISTRIBUTION OF FINAL DIVIDEND

Following the approval by the shareholders of the Company at the AGM, the Board is pleased to announce that details relating to payment of final dividend of the Company for the year ended 31 December 2014 to H Share shareholders of the Company are as follows:

The Company will distribute a final dividend of RMB0.40 per share (equivalent to HK$0.50696 per share) (inclusive of tax) for the year ended 31 December 2014 to H Share shareholders whose names appear on the H Share register of members of the Company on Thursday, 11 June 2015.

According to the Articles of Association of the Company, dividends will be denominated and declared in Renminbi. Dividends on H Shares will be paid in Hong Kong dollars. The relevant exchange rate is RMB0.78901: HK$1.00, being the average closing rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of dividend by the AGM.

The Company has appointed Hang Seng Bank (Trustee) Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to the Receiving Agent the final dividend declared for payment to holders of H Shares. It is expected that the final dividend will be distributed by the Receiving Agent on or about Friday, 21 August 2015. Relevant cheques will be dispatched to holders of H Shares entitled to receive such dividend by ordinary post at their own risk.

For H Share shareholders via the Hong Kong Stock Connect, the final dividend is expected to be paid on or about Wednesday, 26 August 2015.

VI.	WITHHOLDING AND PAYMENT OF INCOME TAX

Withholding and Payment of Enterprise Income Tax for Non-resident Enterprise Shareholders

According to the Enterprise Income Tax Law of the People’s Republic of China and its implementation regulations which came into effect on 1 January 2008 and other relevant rules and regulations, the Company is required to withhold enterprise income tax at the rate of 10% before distributing the 2014 final dividend to non-resident enterprise shareholders as appearing on the H Share register of members of the Company. Any shares registered in the name of non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax.

Withholding and Payment of Individual Income Tax for Individual Foreign Shareholders

As the Circular on the Questions Concerning Tax on the Profits Earned by Enterprises with Foreign Investment, Foreign Enterprises and Individual Foreigners from the Transfer of Stocks (Stock Rights) and on Dividend Income (Guo Shui Fa [1993] No. 45) was repealed on 4 January 2011, individual shareholders who hold the Company’s H Shares and whose names appear on the H Share register of members of the Company (the “Individual H Share Shareholders”) can no longer be exempted from the individual income tax based on such circular. Pursuant to the Individual Income Tax Law of the People’s Republic of China and its implementation regulations and other relevant rules and regulations, the Company shall, as a withholding agent, withhold and pay individual income tax for the Individual H Share Shareholders in respect of the 2014 final dividend to be distributed to them. However, the Individual H Share Shareholders may be entitled to certain tax preferential treatments pursuant to the tax treaties between the PRC and the countries (regions) in which the Individual H Share Shareholders are domiciled and the tax arrangements between Mainland China and Hong Kong (Macau). In this regard, the Company will implement the following arrangements in relation to the withholding and payment of individual income tax for the Individual H Share Shareholders:

•	For Individual H Share Shareholders who are Hong Kong or Macau residents or whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 10%, the Company will withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Share Shareholders in the distribution of final dividend;

•	For Individual H Share Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of less than 10%, the Company will temporarily withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Share Shareholders in the distribution of final dividend;

•	For Individual H Share Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the effective tax rate stipulated in the relevant tax treaty in the distribution of final dividend;

•	For Individual H Share Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 20%, or a country (region) which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the Individual H Share Shareholders in the distribution of final dividend.

If Individual H Share Shareholders consider that the tax rate adopted by the Company for the withholding and payment of individual income tax on their behalf is not the same as the tax rate stipulated in any tax treaties between the PRC and the countries (regions) in which they are domiciled, please submit promptly to the H Share registrar of the Company, Computershare Hong Kong Investor Services Limited, a letter of entrustment and all application materials showing that they are residents of a country (region) which has entered into a tax treaty with the PRC. The Company will then submit the above documents to competent tax authorities who will proceed with the subsequent tax related arrangements.

Withholding of Income Tax for H Share Shareholders via the Hong Kong Stock Connect

Pursuant to the Notice on Relevant Taxation Policies Concerning the Pilot Inter-connected Mechanism for Trading on the Shanghai Stock Market and the Hong Kong Stock Market (Cai Shui [2014] No. 81) promulgated on 17 November 2014:

•	For Mainland individual investors who invest in the H Shares of the Company via the Shanghai- Hong Kong Stock Connect Program, the Company will withhold individual income tax at the rate of 20% in the distribution of final dividend. Individual investors may, by producing valid tax payment proofs, apply to the competent tax authority of China Securities Depository and Clearing Company Limited for tax credit relating to the withholding tax already paid abroad. For Mainland securities investment funds that invest in the H Shares of the Company via the Shanghai-Hong Kong Stock Connect Program, the Company will withhold individual income tax in the distribution of final dividend pursuant to the foregoing provisions;

•	For Mainland corporate investors that invest in the H Shares of the Company via the Shanghai- Hong Kong Stock Connect Program, the Company will not withhold the income tax in the distribution of final dividend and the Mainland corporate investors shall file the tax returns on their own.

By Order of the Board

China Life Insurance Company Limited

Heng Victor Ja Wei

Company Secretary

Hong Kong, 28 May 2015

As at the date of this announcement, the Board of the Company comprises:

Executive Directors: Non-executive Directors: Independent Non-executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping*, Xu Haifeng* Miao Jianmin, Zhang Xiangxian, Wang Sidong, Liu Jiade* Anthony Francis Neoh, Chang Tso Tung Stephen, Huang Yiping, Drake Pike*

*	Note: The qualification of each of Mr. Xu Hengping, Mr. Xu Haifeng, Mr. Liu Jiade and Mr. Drake Pike as a Director is still subject to the approval of the CIRC.